Exhibit 99.126

StarPoint Energy Trust

Toronto Stock Exchange Symbol “SPN.UN”

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW/

CALGARY, June 27 /CNW/ - StarPoint Energy Trust (“StarPoint” or the “Trust”) is pleased to announce that it has closed the merger (the “Merger”) with APF Energy Trust (“APF”).

As a result of closing the Merger:

•                  a total of 39,659,628 units of the Trust have been issued to APF unitholders, such numbers to be adjusted downward to account for rounding; and

•                  a total of $46,986,000 of APF’s 9.40% convertible unsecured   subordinated debentures, due July 31, 2008, remain outstanding. StarPoint will be assuming the listing of these debentures which will commence trading on The Toronto Stock Exchange (“TSX”) on or about Tuesday, June 28, 2005 under the symbol “SPN.DB.A”. The conversion price of the convertible debentures has changed as a result of the Merger and the convertible debentures will now be convertible into StarPoint trust units at a conversion price of $16.68.

As previously announced, unitholders of record on June 30, 2005 will be eligible for the $0.21 distribution to be paid on July 15, 2005. The ex-distribution date is June 28, 2005.

APF units will be halted from trading at the commencement of trading on June 28, 2005, remain halted all day and will be delisted from the TSX as of the close of trading on June 28, 2005. APF unitholders who become holders of units of StarPoint of record as of June 30, 2005 will be entitled to receive a cash distribution of $0.21 from StarPoint on July 15, 2005 without any further action required on their part, and will be entitled to receive monthly cash distributions from StarPoint in respect of any subsequent distribution record dates on which they hold units of StarPoint.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: please contact: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax:
(403) 263-3388/